Rice Acquisition Corp. II
102 East Main Street, Second Story
Carnegie, Pennsylvania 15106

April 24, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attention:	Beverly Singleton
Ernest Greene
Erin Donahue
Evan Ewing

Re:	Rice Acquisition Corp. II
Amendment No. 2 to Registration Statement on Form S-4
Filed on March 7, 2023
File No. 333-268975

Ladies and Gentlemen:

This letter sets forth the response of Rice Acquisition Corp. II (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 22, 2023, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4.

Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Registration Statement on Form S-4

Report of Independent Registered Public Accounting Form, page F-25

1. Staff’s comment: Your auditors indicate in their report that their audits were conducted in accordance with “auditing standards” of the PCAOB.  Please make arrangements with your auditors to have them revise their report to indicate that their audits were conducted in accordance with the “standards” of the PCAOB as required by PCAOB Auditing Standard 3101.09(c):

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-25 of the Amended Registration Statement as requested.

*****

We respectfully request the Staff’s assistance in reviewing the Amended Registration Statement as soon as possible. Please contact Matthew Pacey, P.C. or Lanchi Huynh of Kirkland & Ellis LLP at (713) 836-3786 or (214) 972-1673, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

RICE ACQUISITION CORP. II

By:	/s/ J. Kyle Derham
Name:	J. Kyle Derham
Title:	Chief Executive Officer

Enclosures

cc:	Matthew Pacey, P.C. (Kirkland & Ellis LLP)

Lanchi Huynh (Kirkland & Ellis LLP)

Thomas R. Burton III, Esq. (Mintz Levin Cohn Ferris Glovsky & Popeo, P.C.)

Jeffrey P. Schultz, Esq. (Mintz Levin Cohn Ferris Glovsky & Popeo, P.C.)